Form 10-K, Exhibit 13
period 2001-12-31
NORTHEAST GENERATION CO
filed 2002-05-08
CIK 1105050

EXHIBIT 13.5




                          2001 Annual Report

                     Northeast Generation Company

                                 Index


Contents                                                               Page
--------                                                               ----

Management's Discussion and Analysis of Financial
  Condition and Results of Operations........................            1

Report of Independent Public Accountants.....................            6

Statements of Income.........................................            7

Statements of Comprehensive Income...........................            7

Balance Sheets...............................................           8-9

Statements of Common Stockholder's Equity....................            10

Statements of Cash Flows.....................................            11

Notes to Financial Statements................................            12

Selected Financial Data......................................            23

Quarterly Financial Data (Unaudited).........................            23

Bondholder Information.......................................        Back Cover



Northeast Generation Company

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

FINANCIAL CONDITION
-------------------

Overview
--------

Northeast Generation Company (NGC or the company) is a subsidiary of NU Enterprises, Inc. (NUEI), a wholly owned subsidiary of Northeast Utilities
(NU). NGC is a competitive business affiliate formed to acquire and manage generation facilities.

In March 2000, NGC acquired 1,289 megawatts (MW) of primarily hydroelectric generation assets in Connecticut and Massachusetts from The Connecticut Light and Power Company (CL&P) and Western Massachusetts Electric Company (WMECO), two affiliated companies. The acquisition was completed through an independent auction overseen by the Connecticut Department of Public Utility Control and an independent investment banking firm.

NGC has contracted to sell all of the energy and capacity of these generation assets to Select Energy, Inc. (Select Energy) its competitive energy marketing affiliate, through December 31, 2005. Additionally, NGC has contracted with Northeast Generation Services Company, another affiliate, to operate, manage and maintain its generation assets. NGC also contracted with Northeast Utilities Service Company, another affiliate, for corporate services.

Prior to the acquisition of the facilities from CL&P and WMECO, the facilities were operated by their former owners on a fully-integrated basis with the other assets and operations of those former owners. Therefore, no historical financial information is available that would be meaningful or indicative of the future results that may be achieved through the operation of the facilities in light of the regulatory and market environments in which NGC operates its generation assets.

NGC's earnings totaled $42.3 million for the year ended December 31, 2001, compared with $26.4 million for the same period of 2000, and a loss of $3.2 million for the same period of 1999. NGC benefited in 2001 and 2000 from the favorable terms under the aforementioned contract with Select Energy, to sell all of the output and capacity of its generation facilities to Select Energy for a term expiring on December 31, 2005. This contract is at above-market prices and Select Energy's performance under the contract is guaranteed by NU.

For the year ended December 31, 2001, NGC's revenues amounted to $129.7 million, compared with $108.5 million for the same period of 2000, and no revenues for the same period of 1999. This growth in revenues is attributable to the aforementioned generation asset transfer and contract with Select Energy for a term expiring on December 31, 2005. Prior to March 2000, NGC had no sources of revenue.

Liquidity
---------

On October 18, 2001, NGC issued $440 million of amortizing senior secured debt. The $440 million includes $120 million of bonds that mature on October 15, 2005, at an interest rate of 4.998 percent, and $320 million of bonds that mature on October 15, 2026, at an interest rate of 8.812 percent. Proceeds from the issuance plus cash on hand were used to return $75 million to NUEI through a combination of capital and common dividends and to repay bank borrowings NGC had incurred to acquire its 1,289 MW of generation assets in March of 2000.

NGC's net cash flows provided by operating activities totaled $58.7 million for the year ended December 31, 2001, compared with $43 million for the same period of 2000, and net cash flows used in operating activities of $6.5 million for the same period of 1999. This growth is attributable to the aforementioned contract with Select Energy for 12 months in 2001, as compared to approximately 9 months in 2000, resulting in a $15.8 million increase in net income for the year ended December 31, 2001, compared with the same period of 2000, and a $29.6 million increase in net income for the year ended December 31, 2000, compared with the same period in 1999. NGC has $24 million of sinking fund obligations due in 2002. Management expects to meet those obligations through operating cash flows.

NGC's net cash flows used in investing activities totaled $23.3 million for the year ended December 31, 2001, compared with $871.2 million for the same period in 2000, and no cash flows from investing activities in 1999. The decrease in cash flows used in investing activities for the year ended December 31, 2001, compared with the same period for 2000, primarily relates to the net cash payment for the transfer of generation assets from CL&P and WMECO in March 2000.

Financing activities for the year ended December 31, 2001, included the issuance of $440 million in senior secured debt. The proceeds from the issuance, along with cash on hand, were used primarily to repay $346.5 million of short-term debt related to NGC's purchase of the generation assets, and return $75 million to NUEI through a combination of capital and common dividends. In March 2000, NGC financed the asset transfer with a short-term credit agreement collateralized by the generation assets transferred and an equity infusion from NU. NGC's financing activities for the year ended December 31, 2000, included a $402.4 million increase in short-term debt and $463 million in capital contributions, compared with the same period in 1999.

Over the coming years, NGC is expected to pay annual dividends to NUEI, as allowed by the bond covenants contained in its 2001 bond indenture.

NGC's capital requirements are expected to consist primarily of expenditures to maintain the operation of the existing facilities, including expenditures for replacement and refurbishment of equipment and environmental compliance. NGC currently forecasts construction expenditures of up to $14 million for the year 2002.

Other Matters
-------------

Other Commitments and Contingencies: For further information regarding other commitments and contingencies, see Note 6, "Commitments and Contingencies," to the financial statements.

Forward Looking Statements: This discussion and analysis includes forward looking statements, which are statements of future expectations and not facts including, but not limited to, statements regarding future earnings and refinancings. Words such as estimates, expects, anticipates, intends, plans, and similar expressions identify forward looking statements. Actual results or outcomes could differ materially as a result of further actions by state and federal regulatory bodies, competition and industry restructuring, changes in economic conditions, changes in historical weather patterns, changes in laws, developments in legal or public policy doctrines, technological developments, and other presently unknown or unforeseen factors.

RESULTS OF OPERATIONS
---------------------

The components of significant income statement variances for the past two years are provided in the table below.

                                       Income Statement Variances
                                         (Millions of Dollars)

                            2001 over/(under) 2000    2000 over/(under) 1999
                            ----------------------    ----------------------
                              Amount      Percent       Amount      Percent
                              ------      -------       ------      -------
Operating Revenues              $21          20%         $108         (a)%
                                ---         ---          ----         ---
Operating Expenses:
Other operation                   3          30             7         (a)
Maintenance                      (2)        (24)            9         (a)
Depreciation                      1          26             2         (a)
Taxes other than income taxes     1          30             6         (a)
                                ---         ---          ----         ---
Total operating expenses          3          13            24         (a)
                                ---         ---          ----         ---
Operating income                 18          22            84         (a)
Other income/(loss), net         -           -              1         (a)
Interest expense, net            (9)        (25)           36         (a)
                                ---         ---          ----         ---
Income before income
  tax expense                    27          61            49         (a)
Income tax expense               11          62            19         (a)
                                ---         ---          ----         ---
Net income/(loss)               $16          60%         $ 30         (a)
                                ===         ===          ====         ===
(a) Percent greater than 100.

Operating Revenues
Operating revenues increased by $21 million in 2001 over 2000, primarily due to a full twelve months of revenues in 2001, as compared to approximately nine months of revenues in 2000. Revenues from Select Energy represented close to 100 percent of NGC's operating revenues in 2001 and 2000.

Operating revenues increased by $108 million in 2000 over 1999, primarily due to the acquisition of 1,289 MW of generation assets by NGC from CL&P and WMECO in March 2000, and NGC's contract with Select Energy to sell all of NGC's output and capacity to Select Energy for a period ending December 31, 2005.

Operation and Maintenance Expenses
Operation expenses increased in 2001 and 2000, primarily due to a full year of expense in 2001 as compared to nine months of expenses in 2000, resulting from the March 2000 acquisition of 1,289 MW of generation assets.

Maintenance expenses were higher in 2000 and lower in 2001 due to the timing of maintenance work at the generation facilities.

Depreciation and Taxes Other Than Income Taxes
Depreciation and taxes other than income taxes were higher in 2000 over 1999 due to the acquisition of generation assets in March 2000.

Interest Expense, Net
Interest expense, net decreased by $9 million in 2001, primarily due to a decrease in short-term debt outstanding as a result of debt repayments made during 2001.

Interest expense increased by $36 million in 2000, primarily due to an increase in short-term debt related to the financing of the acquisition of the generation assets in 2000.

Income Tax Expense
Income tax expense increased in 2001 and 2000 primarily due to higher book taxable income.



Northeast Generation Company

-------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
-------------------------------------------------------------------------------

To the Board of Directors of
  Northeast Generation Company:


We have audited the accompanying balance sheets of Northeast Generation Company (a Connecticut corporation and a wholly owned indirect subsidiary of Northeast Utilities) as of December 31, 2001 and 2000, and the related statements of income, comprehensive income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Generation Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



                                  /s/ ARTHUR ANDERSEN LLP
                                      ARTHUR ANDERSEN LLP



Hartford, Connecticut
February 5, 2002





NORTHEAST GENERATION COMPANY

STATEMENTS OF INCOME

------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                             2001        2000       1999
------------------------------------------------------------------------------------------------------------
                                                                                (Thousands of Dollars)


Operating Revenues.....................................................    $129,681    $108,473    $   -
                                                                           --------    --------    --------
Operating Expenses:
  Operation -
     Other.............................................................      15,426      11,855       5,229
  Maintenance..........................................................       6,902       9,092           3
  Depreciation.........................................................       3,040       2,417        -
  Taxes other than income taxes........................................       7,375       5,690          74
                                                                           --------    --------    --------
    Total operating expenses...........................................      32,743      29,054       5,306
                                                                           --------    --------    --------
Operating Income/(Loss)................................................      96,938      79,419      (5,306)
Other Income, Net......................................................       1,113       1,061        -
                                                                           --------    --------    --------
Income/(Loss) Before Interest and Income Tax Expense/(Benefit).........      98,051      80,480      (5,306)
                                                                           --------    --------    --------
Interest Expense:
  Interest on long-term debt...........................................       7,396        -           -
  Other interest.......................................................      19,966      36,542           1
                                                                           --------    --------    --------
    Interest expense, net..............................................      27,362      36,542           1
                                                                           --------    --------    --------
Income/(Loss) Before Income Tax Expense/(Benefit)......................      70,689      43,938      (5,307)
Income Tax Expense/(Benefit)...........................................      28,432      17,522      (2,151)
                                                                           --------    --------    --------
Net Income/(Loss)......................................................    $ 42,257    $ 26,416    $ (3,156)
                                                                           ========    ========    ========

STATEMENTS OF COMPREHENSIVE INCOME

Net Income/(Loss)......................................................    $ 42,257    $ 26,416    $ (3,156)
                                                                           --------    --------    --------
Other comprehensive loss, net of tax:
  Qualified cash flow hedging investments..............................      (1,941)       -            -
                                                                           --------    --------    --------
Comprehensive Income/(Loss)............................................    $ 40,316    $ 26,416    $ (3,156)
                                                                           ========    ========    ========

The accompanying notes are an integral part of these financial statements.



NORTHEAST GENERATION COMPANY

BALANCE SHEETS

-----------------------------------------------------------------------------------------
At December 31,                                                    2001         2000
-----------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
ASSETS
------

Current Assets:
  Cash and cash equivalents....................................  $ 35,217    $ 37,177
  Notes receivable from affiliated companies...................     9,900        -
  Accounts receivable from affiliated companies................    10,642      11,419
  Taxes receivable ............................................     4,217        -
  Materials and supplies, at average cost......................     1,793       1,935
  Prepayments and other........................................       392       1,626
                                                                 --------    --------
                                                                   62,161      52,157
                                                                 --------    --------
Property, Plant and Equipment:
  Competitive energy...........................................   265,309     264,855
     Less:  Accumulated provision for depreciation.............   150,294     147,216
                                                                 --------    --------
                                                                  115,015     117,639
  Construction work in progress................................    21,055       8,094
                                                                 --------    --------
                                                                  136,070     125,733
                                                                 --------    --------

Deferred Debits and Other Assets:
  Accumulated deferred income taxes............................   256,049     278,320
  Other .......................................................    10,688       4,851
                                                                 --------    --------
                                                                  266,737     283,171
                                                                 --------    --------
Total Assets...................................................  $464,968    $461,061
                                                                 ========    ========

The accompanying notes are an integral part of these financial statements.




NORTHEAST GENERATION COMPANY

BALANCE SHEETS

-----------------------------------------------------------------------------------------
At December 31,                                                    2001         2000
-----------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to banks......................................  $    -       $402,377
  Long-term debt - current portion............................     24,000        -
  Accounts payable............................................      1,759       1,771
  Accounts payable to affiliated companies....................      1,297         732
  Accrued taxes...............................................        794       5,840
  Accrued interest............................................      7,029       1,893
  Other.......................................................      1,138         813
                                                                 --------    --------
                                                                   36,017     413,426
                                                                 --------    --------

Capitalization:
  Long-Term Debt.............................................     416,000        -
                                                                 --------    --------
  Common Stockholder's Equity:
    Common stock, $1 par value - authorized
     20,000 shares; 6 shares outstanding
     in 2001 and 100 shares outstanding in 2000...............       -           -
    Capital surplus, paid in..................................      3,039      24,375
    Retained earnings.........................................     11,853      23,260
    Accumulated other comprehensive loss......................     (1,941)       -
                                                                 --------    --------
  Common Stockholder's Equity.................................     12,951      47,635
                                                                 --------    --------
Total Capitalization.........................................     428,951      47,635
                                                                 --------    --------
Commitments and Contingencies (Note 6)

Total Liabilities and Capitalization.........................    $464,968    $461,061
                                                                 ========    ========

The accompanying notes are an integral part of these financial statements.




NORTHEAST GENERATION COMPANY

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

-----------------------------------------------------------------------------------------------------------
                                                                                Accumulated
                                                       Capital                     Other
                                           Common      Surplus,    Retained    Comprehensive
                                            Stock      Paid In     Earnings        Loss          Total
-----------------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)

Balance at January 1, 1999.............   $    -     $    -        $   -         $   -        $   -

  Net loss for 1999....................                              (3,156)                    (3,156)
  Capital contribution
    from Northeast Utilities...........                  6,500                                   6,500
  Other................................                     10                                      10
                                          --------  ----------     --------       -------     ---------
Balance at December 31, 1999...........        -         6,510       (3,156)           -         3,354

  Net income for 2000..................                              26,416                     26,416
  Capital contribution
   from Northeast Utilities............                463,000                                 463,000
  Excess paid over carrying value
   of assets transferred (Note 5)......               (445,135)                               (445,135)
                                          --------  ----------     --------       -------     ---------
Balance at December 31, 2000...........        -        24,375       23,260            -        47,635

  Net income for 2001..................                              42,257                     42,257
  Cash dividends on common stock.......                             (53,664)                   (53,664)
  Repurchase of common stock...........        -       (21,336)                                (21,336)
  Other comprehensive loss.............                                            (1,941)      (1,941)
                                          --------  ----------     --------       -------     ---------
Balance at December 31, 2001...........   $    -    $    3,039     $ 11,853       $(1,941)    $  12,951
                                          ========  ==========     ========       =======     =========

The accompanying notes are an integral part of these financial statements.



NORTHEAST GENERATION COMPANY

STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                      2001           2000         1999
--------------------------------------------------------------------------------------------------------
                                                                            (Thousands of Dollars)
Operating Activities:
  Net income/(loss)...........................................    $  42,257       $  26,416    $ (3,156)
  Adjustments to reconcile to net cash flows
   provided by/(used in) operating activities:
    Depreciation..............................................        3,040           2,417        -
    Deferred income taxes.....................................       23,565          19,245      (1,530)
    Net other (uses)/sources of cash..........................       (9,035)          1,533      (6,379)
  Changes in working capital:
    Accounts receivable from affiliated companies.............          777         (11,419)       -
    Materials and supplies....................................          142             (62)       -
    Accounts payable..........................................          553            (780)      3,283
    Accrued taxes.............................................       (5,046)          5,840       1,899
    Other working capital (excludes cash).....................        2,478            (202)       (617)
                                                                  ---------       ---------     --------
Net cash flows provided by/(used in) operating activities.....       58,731          42,988      (6,500)
                                                                  ---------       ---------     --------
Investing Activities:
  Investments in competitive energy plant.....................      (13,414)         (1,394)       -
  Investment in NU system Money Pool..........................       (9,900)           -           -
  Net cash payment for the transfer of assets.................         -           (869,794)       -
                                                                  ---------       ---------     --------
Net cash flows used in investing activities...................      (23,314)       (871,188)       -
                                                                  ---------       ---------     --------
Financing Activities:
  Repurchase of common stock..................................      (21,336)           -           -
  Issuance of long-term debt..................................      440,000            -           -
  Net (decrease)/increase in short-term debt..................     (402,377)        402,377        -
  Cash dividends on common stock..............................      (53,664)           -           -
  Capital contributions from Northeast Utilities..............         -            463,000       6,500
                                                                  ---------       ---------     --------
Net cash flows (used in)/provided by financing activities.....      (37,377)        865,377       6,500
                                                                  ---------       ---------     --------
Net (decrease)/increase in cash and cash equivalents..........       (1,960)         37,177        -
Cash and cash equivalents - beginning of year.................       37,177            -           -
                                                                  ---------       ---------     --------
Cash and cash equivalents - end of year.......................    $  35,217       $  37,177     $  -
                                                                  =========       =========     ========

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized........................    $  22,726       $  29,286     $(1,899)
                                                                  =========       =========     ========
  Income taxes................................................    $  12,901       $  (7,725)    $   -
                                                                  =========       =========     ========

The accompanying notes are an integral part of these financial statements.




-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.   About Northeast Generation Company
          Northeast Generation Company (NGC) is a subsidiary of NU Enterprises, Inc., a wholly owned subsidiary of Northeast Utilities (NU). NGC is a competitive business affiliate formed to acquire and manage generation facilities.

          In March 2000, NGC acquired 1,289 megawatts (MW) of primarily hydroelectric generation assets in Connecticut and Massachusetts from The Connecticut Light and Power Company (CL&P) and Western Massachusetts Electric Company (WMECO), two affiliated companies.
          The acquisition was completed through an independent auction overseen by the Connecticut Department of Public Utility Control and an independent investment banking firm.

          NGC has entered into support services arrangements with Northeast Utilities Service Company (NUSCO) for certain services, including centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services billed at cost. NGC has no employees.

          NGC has contracted with Select Energy, Inc. (Select Energy), its competitive energy marketing affiliate, to purchase and market all of the energy and capacity of NGC's 1,289 MW of generation assets for a term expiring on December 31, 2005. Revenues from Select Energy represented close to 100 percent of NGC's operating revenues in 2001 and 2000. Additionally, NGC has contracted with Northeast Generation Services Company, another affiliate, to operate, manage and maintain its generation assets for a term expiring on March 14, 2006.

          In connection with the acquisition of the generation assets, NGC entered into an interconnection agreement with CL&P and WMECO to provide interconnection services, where applicable, and to define the continuing responsibilities and obligations of each party with respect to the other's property, assets and facilities. Under this agreement, NGC is obligated to pay all costs related to the use of these interconnection facilities through an interconnection facilities charge.

     B.   Presentation
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Certain reclassifications of prior years' data have been made to conform with the current year's presentation.

     C.   New Accounting Standards
          Derivative Instruments: Effective January 1, 2001, NGC adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. For those derivative instruments which are hedging an identified risk, NGC has designated and documented all hedging relationships.

          The adoption of this new standard did not have a material impact on NGC's financial position or results of operations.

          Asset Retirement Obligations: Also in June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and applies to (a) all entities and (b) legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for NGC's 2003 calendar year. Upon adoption of SFAS No. 143, there may be an impact on NGC's financial statements which management has not estimated at this time.

          Long-Lived Assets: In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement modifies financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for NGC's 2002 calendar year. Currently, management does not expect the adoption of SFAS No. 144 to have an impact on NGC's financial statements.

     D.   Depreciation
          Plant is being depreciated over the estimated useful lives of the assets, primarily 40 years from the date of transfer, using the straight-line method.

     E.   Revenues
          Revenues for NGC are recognized when the energy is delivered. Revenues are primarily in the form of predetermined fixed monthly payments based on the capacity of the generation assets. Other revenues are in the form of monthly payments at predetermined rates per unit of actual energy output.

     F.   Income Taxes
          The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes."

          The tax effect of temporary differences that give rise to the accumulated deferred tax asset is as follows:

          ---------------------------------------------------------------------
          At December 31,                                 2001         2000
          ---------------------------------------------------------------------
                                                        (Millions of Dollars)

          Basis step-up depreciation................    $257.8        $280.4
          Property taxes............................      (1.6)         (1.2)
          Other depreciation........................      (1.2)         (0.9)
          Deferred financing costs..................      (0.3)           -
          Other.....................................       1.3            -
          ---------------------------------------------------------------------
          Totals....................................    $256.0        $278.3
          ---------------------------------------------------------------------

     G.   Cash and Cash Equivalents
          Cash and cash equivalents includes cash on hand and short-term cash investments which are highly liquid in nature and have original maturities of three months or less.

2.   GENERATION ASSET TRANSFER
     In March 2000, NGC acquired 1,289 MW of primarily hydroelectric generation assets in Connecticut and Massachusetts from CL&P and WMECO originally for approximately $865.5 million, subject to certain adjustments. These assets include six hydroelectric facilities and one pumped storage facility along the Housatonic River system, three conventional hydroelectric facilities and one turbine facility comprising the Eastern Connecticut System, the Northfield Mountain pumped storage station, and the Cabot and Turners Falls No. 1 hydroelectric stations located in Massachusetts. In connection with this transfer, NGC generally assumed all environmental liabilities associated with the acquired assets. In December 1999, NGC contracted with Select Energy to purchase and market all of the energy and capacity of NGC's 1,289 MW of generation assets for a term expiring on December 31, 2005. For further information see Note 5, "Business Segment Reporting," to the financial statements.

3.   DEBT OBLIGATIONS
     Credit Agreement: To finance the aforementioned transfer, on March 9, 2000, NGC entered into a short-term credit agreement with a total commitment amount of $865.5 million with several financial institutions, collateralized by the generation assets transferred. Under the short-term credit agreement, the $865.5 million was funded on March 14, 2000, and $435.5 million of the commitment also matured and was repaid on March 14, 2000. In October 2001, this remaining short-term debt was refinanced through the issuance of $440 million of senior secured bonds. At
     December 31, 2000, there were $402.4 million in borrowings under the credit agreement, bearing interest at 8.64 percent.

     Senior Secured Bonds: Details of long-term debt outstanding are as follows:

     --------------------------------------------------------------------------
     At December 31,                                      2001          2000
     --------------------------------------------------------------------------
                                                        (Millions of Dollars)
     Senior Secured Bonds:
     4.998% Series A, due 2005.....................      $120.0         $ -
     8.812% Series B, due 2026.....................       320.0           -
                                                         ------         -----
                                                          440.0           -
     Less amounts due within one year..............        24.0           -
     --------------------------------------------------------------------------
     Long-term debt, net...........................      $416.0         $ -
     --------------------------------------------------------------------------

     Long-term debt maturities and cash sinking fund requirements on debt outstanding at December 31, 2001, for the years 2002 through 2006 are $24 million, $27 million, $31.5 million, $37.5 million and no requirements for 2006, respectively.

     Essentially all plant of NGC is subject to the liens of its first mortgage bond indenture.

     Money Pool: Certain subsidiaries of NU, including NGC, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. NGC does not have the authorization from the Securities and Exchange Commission to borrow from the Pool. In addition, NGC's bond covenants contain certain limitations on its investments, which impact the amount that it may invest in the Pool.
     At December 31, 2001 and 2000, NGC had $9.9 million of lendings to and no lendings to/borrowings from the Pool, respectively. The interest rate on lendings to the Pool at December 31, 2001, was 1.5 percent.

4.   INCOME TAX EXPENSE/(BENEFIT)
     The components of the federal and state income tax expense/(benefit) were charged/(credited) to operations as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,               2001      2000      1999
     --------------------------------------------------------------------------
                                                      (Millions of Dollars)
     Current income taxes:
       Federal..............................       $ 3.9     $(1.4)    $(0.5)
       State................................         1.0      (0.4)     (0.2)
                                                   -----     -----     -----
         Total current......................         4.9      (1.8)     (0.7)
                                                   -----     -----     -----
     Deferred income taxes, net:
       Federal..............................        18.8      15.6      (1.2)
       State................................         4.7       3.7      (0.3)
                                                   -----     -----     -----
         Total deferred.....................        23.5      19.3      (1.5)
     --------------------------------------------------------------------------
     Total income tax expense/(benefit).....       $28.4     $17.5     $(2.2)
     --------------------------------------------------------------------------

     Deferred income taxes are comprised of the tax effects of temporary differences as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,               2001      2000      1999
     --------------------------------------------------------------------------
                                                      (Millions of Dollars)

     Depreciation...........................       $23.1     $16.5     $  -
     Deferred financing costs...............          -        1.5      (1.5)
     Property taxes.........................          -        1.3        -
     Other..................................         0.4        -         -
     --------------------------------------------------------------------------
     Deferred income taxes, net.............       $23.5     $19.3     $(1.5)
     --------------------------------------------------------------------------

     A reconciliation between the income tax expense/(benefit) and the expected income tax expense/(benefit) at the statutory rate is as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,               2001      2000      1999
     --------------------------------------------------------------------------
                                                      (Millions of Dollars)
     Expected federal income tax
       expense/(benefit)....................       $24.7     $15.4     $(1.9)
     Tax effect of differences:
       State income taxes, net of
         federal benefit....................         3.7       2.1      (0.3)
     --------------------------------------------------------------------------
     Total income tax
       expense/(benefit)....................       $28.4     $17.5     $(2.2)
     --------------------------------------------------------------------------

     NGC, as a wholly owned subsidiary of NU, is included in NU's consolidated tax return.

5.   BUSINESS SEGMENT REPORTING
     The following business segment balance sheets and statements of income have been presented to comply with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The business segment balance sheets and statements of income are currently utilized by management to make decisions about NGC's operating matters and allocating resources. NGC operates in one business segment, the sale of electricity and capacity.

     In accordance with accounting principles generally accepted in the United States, since NGC, CL&P and WMECO are all wholly owned by NU, the assets have been recorded in the accompanying financial statements at CL&P's and WMECO's book value just prior to the transfer. However, management, in currently evaluating operating results, believes reflecting the assets at NGC's purchase price is more meaningful. The following business segment information represents NGC's balance sheets at December 31, 2001 and 2000, and statements of income for the years then ended, as if the assets had been valued at NGC's purchase price rather than CL&P's and WMECO's book value:


                                  SEGMENT INFORMATION
                                    BALANCE SHEETS

-------------------------------------------------------------------------------
At December 31,                                            2001         2000
-------------------------------------------------------------------------------
                                                         (Millions of Dollars)
ASSETS
------

Current Assets:
  Cash and cash equivalents........................     $   35.2    $    37.2
  Notes receivable from affiliated companies.......          9.9           -
  Accounts receivable from affiliated companies....         10.6         11.4
  Taxes receivable from affiliated companies.......          3.4          -
  Materials and supplies, at average cost..........          1.8          1.9
  Prepayments and other............................          0.4          1.6
                                                        --------     --------
                                                            61.3         52.1
                                                        --------     --------

Competitive energy plant...........................      1,006.5      1,006.0
  Less:  Accumulated provision for depreciation....        183.7        161.9
                                                        --------     --------
                                                           822.8        844.1
Construction work in progress......................         21.1          8.1
                                                        --------     --------
                                                           843.9        852.2
                                                        --------     --------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes................         11.6          3.7
  Other............................................         10.7          4.9
                                                        --------     --------
                                                            22.3          8.6
                                                        --------     --------
Total Assets.......................................     $  927.5     $  912.9
                                                        ========     ========
-------------------------------------------------------------------------------


                                  SEGMENT INFORMATION
                                     BALANCE SHEETS

-------------------------------------------------------------------------------
At December 31,                                            2001         2000
-------------------------------------------------------------------------------
                                                         (Millions of Dollars)
LIABILITIES AND CAPITALIZATION:
------------------------------

Current Liabilities:
  Notes payable to banks...........................     $   -         $402.4
  Long-term debt - current portion.................       24.0            -
  Accounts payable.................................        1.8           1.8
  Accounts payable to affiliated companies.........        1.3           0.7
  Accrued taxes....................................         -            5.8
  Accrued interest.................................        7.0           1.9
  Other............................................        1.1           0.8
                                                        ------        ------
                                                          35.2         413.4
                                                        ------        ------
Capitalization:
  Long-Term Debt..................................       416.0            -
                                                        ------        ------

Common Stockholder's Equity:
  Common stock....................................          -             -
  Capital surplus, paid in........................       448.1         469.5
  Retained earnings...............................        30.1          30.0
  Accumulated other comprehensive loss............        (1.9)           -
                                                        ------        ------
  Common stockholder's equity.....................       476.3         499.5
                                                        ------        ------
Total Capitalization..............................       892.3         499.5
                                                        ------        ------
Total Liabilities and Capitalization..............      $927.5        $912.9
                                                        ======        ======
-------------------------------------------------------------------------------


                                  SEGMENT INFORMATION
                                  STATEMENTS OF INCOME

-------------------------------------------------------------------------------
At December 31,                                            2001         2000
-------------------------------------------------------------------------------
                                                         (Millions of Dollars)
Operating Revenues................................        $129.7      $108.5
                                                          ------      ------
Operating Expenses:
  Operation - other...............................          15.4        11.9
  Maintenance.....................................           6.9         9.1
  Depreciation....................................          21.7        17.2
  Taxes other than income taxes...................           7.4         5.7
                                                          ------      ------
     Total operating expenses.....................          51.4        43.9
                                                          ------      ------
Operating Income..................................          78.3        64.6
                                                          ------      ------
Other Income, Net.................................           1.1         1.1
Interest Expense, Net.............................          27.4        36.5
Income Tax Expense................................          20.9        11.6
                                                          ------      ------
Net Income........................................        $ 31.1      $ 17.6
                                                          ======      ======

6.   COMMITMENTS AND CONTINGENCIES

     A.   Legal Issues
          NGC is involved in various lawsuits incidental to its business. NGC believes that these proceedings, in the aggregate, will not have a material adverse effect on NGC's financial position, results of operations or cash flows.

          The Connecticut Department of Revenue Services has challenged the computation of real estate conveyance taxes due in connection with NGC's acquisition of facilities from CL&P in March 2000. The issue relates to how much of the acquisition price was attributable to real estate as opposed to other assets. The deficiency claimed by the Connecticut Department of Revenue Services is approximately $0.6 million. NGC is currently unable to predict the outcome of this dispute.

     B.   FERC Licenses
          NGC's Federal Energy Regulatory Commission (FERC) licenses for operation of the Falls Village and Housatonic hydroelectric projects expired in August 2001. Annual operating licenses allow NGC to continue plant operations until a new license is issued for the projects. A license application, which proposed to combine both projects under one license, was submitted to the FERC in August 1999. Although NGC cannot predict with certainty the outcome of the FERC relicensing proceeding, at this time NGC does not believe that the final terms and conditions of the new FERC license will have a material adverse effect on NGC's financial position, results of operations or cash flows.

7.   MARKET RISK AND RISK MANAGEMENT INSTRUMENTS
     NGC has entered into an interest rate sensitive derivative. NGC used treasury lock instruments with financial institutions to secure a fixed interest rate on the bonds that were issued in October 2001. These instruments lock in a fixed interest rate today rather than waiting until the bonds are issued at the current market rate. At the end of the agreement, NGC either receives or pays the difference between the fixed interest rate and the current market rate. In October 2001, the agreement ended and NGC paid $3.3 million to the financial institutions.
     In accordance with SFAS No. 133, the $3.3 million payment, net of tax, will be amortized from other comprehensive loss over the term of the bonds.

8.   FAIR VALUE OF FINANCIAL INSTRUMENTS
     The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

     Cash and Cash Equivalents: The carrying amounts approximate fair value due to the short-term nature of cash and cash equivalents.

     Long-Term Debt: The fair value of NGC's fixed-rate securities is based upon the quoted market price for those issues or similar issues. The carrying amounts of NGC's financial instruments and the estimated fair values are as follows:

     --------------------------------------------------------------------------
                                                       At December 31, 2001
     --------------------------------------------------------------------------
                                                       Carrying       Fair
     (Millions of Dollars)                              Amount        Value
     --------------------------------------------------------------------------
      Long-term debt -
       First mortgage bonds........................     $440.0       $467.3
     --------------------------------------------------------------------------

9.   OTHER COMPREHENSIVE LOSS
     The accumulated balance for each other comprehensive loss item is as follows:

     --------------------------------------------------------------------------
                                                    Current
                                     December 31,    Period     December 31,
     (Millions of Dollars)               2000        Change        2001
     --------------------------------------------------------------------------
     Qualified cash flow
       hedging instruments........      $  -         $(1.9)        $(1.9)
     --------------------------------------------------------------------------
     Accumulated other
       comprehensive loss.........      $  -         $(1.9)        $(1.9)
     --------------------------------------------------------------------------

     The changes in the components of other comprehensive loss are reported net of the following income tax effects:

     --------------------------------------------------------------------------
     (Millions of Dollars)                                            2001
     --------------------------------------------------------------------------
     Qualified cash flow
       hedging instruments...............................             $1.3
     --------------------------------------------------------------------------
     Other comprehensive income..........................             $1.3
     --------------------------------------------------------------------------



Northeast Generation Company

-------------------------------------------------------------------------------
SELECTED FINANCIAL DATA                        2001         2000        1999
-------------------------------------------------------------------------------
                                                   (Thousands of Dollars)

Operating Revenues......................     $129,681     $108,473    $  -

Operating Income/(Loss).................       96,938       79,419     (5,306)

Net Income/(Loss).......................       42,257       26,416     (3,156)

Cash Dividends on Common Stock..........       53,664         -          -

Total Assets............................      464,968      461,061      8,540

Long-Term Debt (a)......................      440,000         -          -
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA (Unaudited)
-------------------------------------------------------------------------------
                                 Quarter Ended
-------------------------------------------------------------------------------
2001                  March 31    June 30     September 30      December 31
-------------------------------------------------------------------------------
                                     (Thousands of Dollars)

Operating Revenues    $34,001     $35,222        $30,177          $30,281
                      =======     =======        =======          =======
Operating Income      $25,399     $27,534        $22,035          $21,970
                      =======     =======        =======          =======
Net Income            $10,721     $13,214        $ 9,766          $ 8,556
                      =======     =======        =======          =======
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
2000
-------------------------------------------------------------------------------


Operating Revenues    $ 6,835     $36,180        $32,574          $32,884
                      =======     =======        =======          =======
Operating Income      $ 2,741     $27,234        $24,999          $24,445
                      =======     =======        =======          =======
Net Income            $ 2,556     $ 7,574        $ 8,181          $ 8,105
                      =======     =======        =======          =======

(a) Includes portion due within one year.